UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-04471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XEROX CORPORATION
(Exact Name of Registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	16-0468020 (IRS Employer Identification No.)

P.O. Box 4505, 45 Glover Avenue
Norwalk, Connecticut	06856-4505
(Address of principal executive offices)	(Zip Code)
(203) 968-3000
(Registrant’s telephone number, including area code)

REQUIRED INFORMATION
     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herein is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Committee of
ACS Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ACS Savings Plan (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note B, the Plan adopted the FASB Accounting Standard Codification (the “FASB Codification”) on July 1, 2009.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on pages 20 through 23, together referred to as “supplemental schedule,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Chapman, Hext & Co., P.C.
Richardson, Texas
June 22, 2010

ACS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments
Non-interest bearing cash	$199	$52,347
Participant directed investments (at fair value)	623,365,436	499,476,560

	623,365,635	499,528,907

Contributions receivable
Employer	—	381,560
Participants	1,790,368	2,464,045

Total contributions receivable	1,790,368	2,845,605

Total assets	$625,156,003	$502,374,512

LIABILITIES

Operating payables	$—	$14,650

Total liabilities	—	14,650

Net assets reflecting investments at fair value	625,156,003	502,359,862

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(928,459)	(7,574,385)

Net assets available for Plan benefits	$624,227,544	$494,785,477

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Earnings on investments
Net appreciation in fair value of assets	$122,484,095
Interest	1,158,834

Total earnings on investments	123,642,929

Contributions
Employer	3,509,725
Participants	54,171,356
Participant rollovers	5,222,347

Total contributions	62,903,428

Total additions	186,546,357

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	57,989,990
Plan expenses	1,186,557

Total deductions	59,176,547

Increase in net plan assets before net transfers to the plan	127,369,810

NET TRANSFERS IN DUE TO MERGERS (NOTE J)	2,072,257

Increase in net assets	129,442,067

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of the year	494,785,477

End of the year	$624,227,544

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE A — PLAN DESCRIPTION
The following description of the ACS Savings Plan (the “Plan”) provides only general information. Affiliated Computer Services, Inc., a Xerox company (the “Company”) is the sponsor and administrator of the Plan. Mellon Bank N.A. is the Plan Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan.
401(k) provisions
Contributions are by salary reduction and are at the employee’s discretion within limits imposed by the 401(k) provisions of the Plan and the applicable Internal Revenue Code sections. The participant accounts are “participant directed accounts.”
Plan Amendments
The Plan was amended during the years ended December 31, 2009 and 2008.
A summary of the 2009 plan amendments are as follows:
On January 31, 2008, the Company submitted a proposed version of the Plan to the Internal Revenue Service (the “IRS”) as part of the application to request a favorable determination letter on the Plan. In response to comments from the IRS, certain proposed amendments were submitted. In addition, 13 amendments to the Plan had been adopted or proposed as of the date the IRS reviewed the restated Plan. Accordingly, a revised working copy of the Plan was submitted to the IRS on February 6, 2009. On March 3, 2009, the IRS issued a favorable determination letter on the working copy of the Plan that included the required amendments and the proposed and adopted amendments.
In January 2009, the Plan was amended to suspend the matching contribution provision and make it a discretionary feature.
In January 2009, the Plan was amended to allow participants to make Roth 401(k) contributions.
On March 1, 2009, the CompIQ Corporation 401(k) Profit Sharing Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the CompIQ Corporation 401(k) Plan to the ACS Plan was authorized. Eligible employees of CompIQ Corporation shall participate in the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE A — PLAN DESCRIPTION
On March 1, 2009, the Plan was amended to allow the Board of Directors to delegate authority to amend the Plan to the Benefits Administrative Committee for purposes of complying with statutes or rulings of a judicial body as necessitated for administrative purposes.
On September 10, 2009, The Pharm/Dur, Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Pharm/Dur, Inc. 401(k) Plan to the ACS Savings Plan was authorized. Eligible employees of Pharm/Dur, Inc. shall participate in the Plan. Additionally, affected former employees of Pharm/Dur, Inc. received a one-time special employer contribution for the 2009 plan year which was 100% vested.
On December 28, 2009, the Plan was amended to comply with certain provisions of the Pension Protection Act of 2006 (“PPA”).
During 2009, the Company entered into outsourcing arrangements, and as a result of those arrangements, certain affected employees became ACS employees. The Plan was amended to allow former employees of WellPoint, Inc., First National of Nebraska, Inc. and Novell, Inc. to begin participating in the Plan.
Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows.

Prior Employer	ACS Participation Eligibility Date
Well Point, Inc.	June 18, 2009
First National of Nebraska, Inc.	July 23, 2009
Novell, Inc.	September 3, 2009
A summary of the 2008 plan amendments are as follows:
On March 1, 2008, the CDR Associates, LLC 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the CDR Associates, LLC 401(k) Plan to the ACS Plan was authorized. Eligible employees of CDR Associates, LLC shall participate in the Plan.
On March 1, 2008, the Intellinex 401(k) Savings Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Intellinex 401(k) Savings Plan to the ACS Plan was authorized. Eligible employees of Intellinex shall participate in the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE A — PLAN DESCRIPTION
On June 17, 2008, pursuant to the Pension Protection Act of 2006, the ACS Plan was amended to permit non-spouse beneficiaries of deceased participants to directly roll their distributions to individual retirement accounts (“IRA”) that are treated as inherited IRAs.
On July 1, 2008, the Bowers and Associates, Inc. 401(k) Profit Sharing Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Bowers and Associates, Inc. 401(k) Savings Plan to the ACS Plan was authorized. Eligible employees of Bowers and Associates shall participate in the Plan.
During 2008, the Company entered into outsourcing arrangements, and as a result of those arrangements, certain affected employees became ACS employees. The Plan was amended to allow former employees of Communications Development, Inc.; Orbital Sciences Corporation; Statit Software, Inc.; Student Loan Finance Corporation; The Hertz Corporation; First Health; Trane; Adaptive Marketing, LLC and CompIQ Corporation to begin participating in the Plan.
Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligibility Date
Communications Development, Inc.	May 1, 2008
Orbital Sciences Corporation	June 1, 2008
Statit Software, Inc.	July 1, 2008
Student Loan Finance Corporation	July 1, 2008
The Hertz Corporation	July 21, 2008
First Health	November 1, 2008
Trane	November 1, 2008
Adaptive Marketing, LLC	December 1, 2008
CompIQ Corporation	December 29, 2008
On December 2, 2008 the ACS Plan was amended to permit amounts attributable to Roth contributions directly rolled over from a qualified plan to be accounted for separately within the rollover account beginning January 1, 2009. The Amendment provides that effective January 1, 2008, employees of acquired companies will become eligible to participate only after they are paid through the Company’s payroll system. The Amendment increases the maximum payroll deferral percentage for non-highly compensated employees from 18% to 75% effective January 1, 2009.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE A — PLAN DESCRIPTION
Salary Deferral
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.
Employees are eligible to contribute on their date of hire or as soon thereafter as administratively feasible. In January 2009, the Plan was amended to suspend the matching contribution provision and make it a discretionary feature. Participating employees are eligible for discretionary matching contributions immediately following completion of a one-year period of service.
For 2008, employees can elect to contribute to the Plan for not less than 1% nor more than 18% of compensation. The term “compensation” for calculation of deferral shall be base pay, overtime and commissions. Effective January 1, 2009 with the Roth amendment, maximum deferral percentage shall be in multiples of 1% and the maximum percentage shall be 75%. If a participant made both pre-tax contributions and Roth contributions for the applicable calendar year, excess contributions shall be attributed first to the participant’s pre-tax contributions and second to the participant’s Roth contributions.
The maximum of contributions allowed by the Internal Revenue Service were $16,500 and $15,500 for 2009 and 2008, respectively. In 2008, the Company matched the deferral contributions of 25% of pre-tax deferral up to 6% of compensation. In 2009, the match contributions were suspended. In 2009 and 2008, the Company provided discretionary contributions for certain former employees of the State of Indiana. The amounts of discretionary contributions were a percentage of the employee’s compensation. Such percentage was dependent on the employee’s age and service, each measured in years and completed months as of December 31 of the calendar years for which the discretionary contributions were made, in accordance with the below schedule:

Age plus service	Discretionary contribution percentage
Less than 45	6%
At least 45 but less than 55	9%
At least 55 but less than 65	11%
More than 65	13%

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE A — PLAN DESCRIPTION
Participating employees are eligible to make catch-up contributions under the Plan provided the participating employees have attained or will attain the age of 50 before the close of the year. The amount of catch-up contributions allowed by the Internal Revenue Services was $5,500 and $5,000 for 2009 and 2008, respectively. The catch-up contributions are excluded in calculating any matching compensation.
All matching contributions have been allocated in accordance with Participant’s investment elections.
Allocation
Each participant’s account is credited with the participant’s salary deferral. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.
Vesting
Vesting of all employer contributions occurs at the following rates for employees enrolled in the Plan. Employee contributions and rollover contributions are 100% vested. The vesting schedule applicable to matching contributions in 2009 and 2008 is:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%
Participant Loans
Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their vested account balance.
The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is commensurate with current rates. As of December 31, 2009 and 2008, interest rates on outstanding loan balances ranged from 4.25% to 11.0%. Total loans outstanding as of December 31, 2009 and 2008, were $20,376,984 and $18,987,003, respectively.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE A — PLAN DESCRIPTION
Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.
Termination
Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.
Forfeitures
Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2009 and 2008, the Plan maintained a balance of $8,681 and $8,354, respectively, in forfeited non-vested accounts and utilized $161,781 and $347,341, respectively, in forfeitures to offset employer contributions and plan expenses.
Plan Administrative Costs
Plan expenses, such as trustee and recordkeeping charges, are covered by a per-participant fee based on the participant’s account balance. To calculate the per-participant fee, the Administrative Committee projected these expenses for the plan year 2009 and 2008 and divided the total expenses by the total plan assets as of December 31, 2009 and 2008, respectively. The resulting percentage of 24.8 and 20.4 basis points was applied to each participant’s account balance as of January 1, 2009 and 2008, respectively. This amount is subtracted from each participant’s account on a quarterly basis throughout the year.
Funding Policy
It is the policy of the Plan sponsor to remit the employee and employer contribution three business days after the date of payroll.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Actual results may differ from those estimates.
Guaranteed Investment Contracts
In accordance with current authoritative guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the current authoritative guidance, the statements of net assets available for benefits should present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
The Plan has an investment election in the Wells Fargo Synthetic Stable Value fund. As of December 31, 2009 and 2008 the balance in this fund was $115,073,650 and $121,027,694, respectively. The Custodian estimates that the contract value is approximately $0.9 million less and $7.6 million less than the fair value for the years ended December 31, 2009 and 2008, respectively.
Investment Valuation and Income Recognition
Mellon Bank N.A. holds the Plan investments. The fair value per unit/share is stated at quoted market prices as determined by Mellon Bank N.A. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefit payments are recorded when paid.
New accounting pronouncements
Effective for the Plan on July 1, 2009, the FASB Accounting Standard Codification (the “FASB Codification”) is the source of authoritative accounting principles recognized by the FASB. The FASB Codification identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities presented in conformity with generally accepted accounting principles in the United States of America. The application of the FASB codification did not have an impact on the Plan’s financial condition or results of operations.
NOTE C — PLAN LEGAL MATTERS
The Plan is subject to various outstanding legal proceedings. In 2006, the Plan was named as a defendant in the derivative lawsuit investigation. Two lawsuits were filed under the Employee Retirement Income Security Act (“ERISA”) alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits Administrative Committee, in connection with the retention of ACS Class A common stock as an investment option in light of the alleged stock option issues, as follows:
•	Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O’Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, Civil Action No. 306-CV-1592P, in the United States District Court for the Northern District of Texas, Dallas Division, filed August 31, 2006.

•	Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O’Neill, and J. Livingston Kosberg, Case No. 306-CV-02379-M, in the United States District Court for the Northern District of Texas, Dallas Division, filed September 15, 2006.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE C — PLAN LEGAL MATTERS
On February 12, 2007, the Simeon case and the Burke case were consolidated into one case, under the caption, In re Affiliated Computer Systems [sic] ERISA Litigation, Master File No. 3:06-CV-1592-M. On December 20, 2007, an Order Preliminarily Approving Settlement was entered in the In re Affiliated Computer Systems [sic] ERISA Litigation consolidated case.
Principally, the settlement provides for a payment to the plaintiffs and the ACS Savings Plan of a total of $1.5 million, which includes attorney fees and received final approval of the court at a hearing held October 23, 2008. During 2009, this matter was settled and the Plan received $962,106, the payment was treated as contributions to the affected participants.
NOTE D — INCOME TAX STATUS
The Plan obtained its last determination letter on March 9, 2009, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE E — INVESTMENTS
The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2009 and 2008:

	2009	2008
Wells Fargo Stable Value Fund	$115,073,650	$121,027,694
Harbor Capital Appreciation Fund	64,382,282	47,320,014
Moderate Unit	44,716,387	31,471,737
Fidelity Diversified International Fund	36,564,814	28,979,201
Fidelity Low-Priced Stock Fund	33,378,902	N/A
Mellon Stock Unit	31,754,231	25,774,884
ACS Stock Fund	N/A	25,854,206
The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE E — INVESTMENTS
During 2009 and 2008, the Plan invested in a Master Trust arrangement consisting of common stock and mutual funds. Investment information related to the Master Trust arrangement during 2009 and 2008 is as follows:

	2009	2008
Net Assets
Common stock	$34,003,116	$30,194,940
Mutual Funds	179,985,073	135,266,494

	$213,988,189	$165,461,434

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
Change in net assets:
Contributions	$25,087,600	$124,219,221
Received from prior trustee/custodian	919,502	4,995,838
Interest/dividends	115,783	114,982
Net appreciation/depreciation of investments	40,031,278	(44,707,290)
Net forfeitures	(48,869)	(29,995)
Benefits paid to participants	(15,983,327)	(41,659,382)
Administrative and miscellaneous expense	(383,492)	(170,361)
Net transfer to/from the Fund	(1,211,720)	88,676,135

	$48,526,755	$131,439,148

The Net Assets of the Master Trust Investment at December 31, 2009 and 2008 were equal to the aggregate value of the assets of the Master Trust Investment less the value of the accrued liabilities of the Master Trust Investment. The assets of the Master Trust Investment were determined in accordance with generally recognized valuation procedures based upon prices and quotes from independent pricing services.
The closing prices reported in the active markets in which the securities are traded were used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009 and 2008:

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE E — INVESTMENTS
Master Trust Assets at Fair Value
As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds	$179,985,073	$—	$—	$179,985,073
Common stocks	34,003,116	—	—	34,003,116

Total assets at fair value	$213,988,189	$—	$—	$213,988,189

Master Trust Assets at Fair Value
As of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$135,266,494	$—	$—	$135,266,494
Common stocks	30,194,940	—	—	30,194,940

Total assets at fair value	$165,461,434	$—	$—	$165,461,434

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $122,484,095. During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $170,570,917 as follows:

	2009	2008
Mutual funds	$114,454,125	$(170,442,448)
Nonemployee corporate stock	2,056,062	(965,715)
ACS Stock Fund	5,973,908	837,246

	$122,484,095	$(170,570,917)

NOTE F — INVESTMENT CONTRACTS WITH INSURANCE COMPANY
The Plan holds a fully benefit-responsive investment contract with Wells Fargo Synthetic Stable Value Fund (“Wells Fargo”). Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the investments and is charged for Plan withdrawals and administrative expenses charged by Wells Fargo. Discontinuance of the contract would result in

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE F — INVESTMENT CONTRACTS WITH INSURANCE COMPANY
certain surrender charges and market value adjustments as defined by the contract. The contract is included in the financial statements at fair value as reported to the Plan by Wells Fargo. Contract value represents deposits made under the contract, plus earnings at guaranteed crediting rates, less withdrawals and administrative expenses. Principal and interest at crediting rates, which are announced in advance on an annual basis, are guaranteed; however, there is no stated maturity date. The average yield for the year ended December 31, 2009 and 2008 was 4.14% and 6.19%, respectively. The average credit yield for the year ended December 31, 2009 and 2008 was 4.56% and 4.79%, respectively.
NOTE G — FAIR VALUE MEASUREMENTS
Current authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under current authoritative guidance are described as follows:
Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE G — FAIR VALUE MEASUREMENTS
Participant loans: Valued at amortized cost, which approximates fair value.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2009 and 2008:
Assets at Fair Value
As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds	$451,126,922	$—	$—	$451,126,922
Wells Fargo synthetic stable value fund	—	115,073,650	—	115,073,650
Corporate stocks	34,003,117	—	—	34,003,117
Participant loans	—	20,376,984	—	20,376,984
Interest bearing cash	2,016,891	—	—	2,016,891
Self Directed Brokerage Accounts	767,872	—	—	767,872

Total assets at fair value	$487,914,802	$135,450,634	$—	$623,365,436

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE G — FAIR VALUE MEASUREMENTS
Assets at Fair Value
As of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$327,356,485	$—	$—	$327,356,485
Wells Fargo synthetic stable value fund	—	121,027,694	—	121,027,694
Corporate stocks	30,209,590	—	—	30,209,590
Participant loans	—	18,987,003	—	18,987,003
Interest bearing cash	1,438,246	—	—	1,438,246
Self Directed Brokerage Accounts	457,542	—	—	457,542

Total assets at fair value	$359,461,863	$140,014,697	$—	$499,476,560

NOTE H — RELATED PARTY TRANSACTIONS
The Plan invested in investments managed by Mellon Bank N.A. the custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Plan allows for participant loans. These loans qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Company provides certain accounting, administrative, and investment management services to the Plan. The Plan paid $1,281,715 and $965,677 for the services rendered for 2009 and 2008, respectively. These transactions are exempt party-in-interest transactions.
NOTE I — DERIVATIVES
The Plan has no instruments that, in whole or part, are accounted for as a derivative instrument under current authoritative guidance in Accounting for Derivative Instruments and Hedging Activities, during the current plan year.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE J — PLAN MERGERS
A summary of Plan mergers for 2009 are as follows:
Assets of CompIQ 401(k) Savings Plan were transferred into the ACS Savings Plan on March 1, 2009. The funds transferred totaled approximately $915,916 and were reinvested with Mellon in similar investments.
Assets of Pharm/Dur, Inc. 401(k) Plan were transferred into the ACS Savings Plan on December 1, 2009. The funds transferred totaled approximately $638,026 and were reinvested with Mellon in similar investments.
Participant loans of $518,315 were also transferred into the Plan through various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to December 31, 2009.
A summary of Plan mergers for 2008 are as follows:
Assets of CDR Associates, LLC 401(k) Plan were transferred into the ACS Savings Plan in March 2008. The funds transferred totaled approximately $1,988,835 and were reinvested with Mellon in similar investments.
Assets of Intellinex 401(k) Savings Plan were transferred into the ACS Savings Plan in March 2008. The funds transferred totaled approximately $17,821,156. $4,811,355 of the assets were transferred in-kind to existing Plan mutual funds. $13,009,801 of the assets were reinvested with Mellon in similar investments.
Assets of Bowers and Associates, Inc., 401(k) Profit Sharing Plan were transferred into the ACS Savings Plan on February 19, 2008. The funds transferred totaled approximately $1,970,465 and were reinvested with Mellon in similar investments.
Participant loans of $431,589 were also transferred into the Plan through various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to December 31, 2008.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE K — RISKS AND UNCERTAINTIES
The Plan invests in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.
NOTE L — SUBSEQUENT EVENTS
In the normal course of business, the Company may consolidate additional subsidiaries into or eliminate current subsidiaries from the ACS Savings Plan.
In September 2009 Xerox entered into a definitive agreement to acquire Affiliated Computer Services, Inc. in a cash and stock transaction. The acquisition closed on February 5, 2010. On February 28, 2010 the ACS Stock Fund was converted to The Xerox Stock Fund.
NOTE L — SUBSEQUENT EVENTS
The Plan Sponsor has evaluated subsequent events through June 22, 2010, the date which the financial statements were available to be issued.
NOTE M — SEPARATED PARTICIPANTS WITH VESTED BENEFITS
There were 6,143 and 6,473 terminated participants with vested benefits of $171,619,146 and $140,947,038 as of December 31, 2009 and 2008, respectively.
NOTE N — FORM 5500
The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

SUPPLEMENTAL SCHEDULE

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2009
EIN #51-0310342 PLAN NUMBER 333

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Mellon Bank, N.A.	American Beacon FDS Small Cap Value Fund		$9,098,671
*	Mellon Bank, N.A.	Blackrock International Opportunities II		2,242,412
*	Mellon Bank, N.A.	Blair William Small Cap Growth Fund		5,652,582
*	Mellon Bank, N.A.	Breitburn Energy Partners LP		2,118
*	Mellon Bank, N.A.	Brokerage Account – Self Directed		762,731
*	Mellon Bank, N.A.	CGM Focus Fund		9,859
*	Mellon Bank, N.A.	CGM Trust Realty Fund		8,517
*	Mellon Bank, N.A.	Commonwealth International Australia/New Zealand Fund		1,536
*	Mellon Bank, N.A.	Davis NY Venture Fund		21,709,861
*	Mellon Bank, N.A.	Deutsche Bank AG London Gold Double Long Exchg		26,440
*	Mellon Bank, N.A.	Direxion Shs ETF Tr Daily Finl Bear		11,988
*	Mellon Bank, N.A.	Direxion Shs ETF Tr Large Cap Bear		5,817
*	Mellon Bank, N.A.	Dodge & Cox International Stock Fund		3,471,873
*	Mellon Bank, N.A.	Dreyfus 100% US Treasury Money Market Fund		529,629
*	Mellon Bank, N.A.	Dreyfus Premier International Greater China Fund		10,512
*	Mellon Bank, N.A.	EB Temporary Investment Fund II		1,487,261
*	Mellon Bank, N.A.	EV Energy Partners		3,023
*	Mellon Bank, N.A.	Fairholme Income Fund		51,753
*	Mellon Bank, N.A.	Fidelity Advisor Floating Rate High Income Fund		3,013
*	Mellon Bank, N.A.	Fidelity Diversified International Fund		36,564,814
*	Mellon Bank, N.A.	Aggressive Unit		3,725,019
*	Mellon Bank, N.A.	Conservative Unit		12,707,595
*	Mellon Bank, N.A.	International Stock Unit		736,994
*	Mellon Bank, N.A.	Mellon Agg Bond Unit		26,763,500
*	Mellon Bank, N.A.	Mellon Midcap Unit		24,259,896
*	Mellon Bank, N.A.	Mellon Small Cap Unit		1,005,130
*	Mellon Bank, N.A.	Mellon Stock Unit		31,754,232
*	Mellon Bank, N.A.	Moderate Aggressive Unit		21,623,521
*	Mellon Bank, N.A.	Moderate Conservative Unit		12,692,800
*	Mellon Bank, N.A.	Moderate Unit		44,716,387

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2009
EIN #51-0310342 PLAN NUMBER 333

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Mellon Bank, N.A.	Fidelity Investment Japan Small Cos Fund		$605
*	Mellon Bank, N.A	Fidelity Low-Priced Stock Fund		33,378,902
*	Mellon Bank, N.A	FPA Crescent Portfolio		1,894
*	Mellon Bank, N.A	Franklin Small Cap Growth Fund I – Class A		1,829
*	Mellon Bank, N.A	Gaebelli Asset Ben International Fund		41,031
*	Mellon Bank, N.A	Guinness Atkinson Global Energy Fund		11,836
*	Mellon Bank, N.A	Harbor Cap Appreciation Fund		64,382,282
*	Mellon Bank, N.A	Harris Assoc Investment Oakmark International Small Cap Fund		18,355
*	Mellon Bank, N.A	India Fund Inc.		6,140
*	Mellon Bank, N.A	Ishares S&P GSCI Comodity Indexed Trust		636
*	Mellon Bank, N.A	Ishares Silver Fund		21,501
*	Mellon Bank, N.A	Ishares FTSE Xinhaw China 25 Index Fund		19,017
*	Mellon Bank, N.A	Ishares S&P US Preferred Stock Index Fund		1,835
*	Mellon Bank, N.A	Janus Investment Global Technology Fund		1,024
*	Mellon Bank, N.A	Jennison Sector Class A Fund		22,415
*	Mellon Bank, N.A	John Hancock Income Fund III		18,621
*	Mellon Bank, N.A	Kinetics Paradigm Mutual Funds		2,964,021
*	Mellon Bank, N.A	Lazard Emerging Markets Portfolio		9,344,613
*	Mellon Bank, N.A	Market Vectors ETF Gold Miners		9,242
*	Mellon Bank, N.A	Market Vectors ETF Steel		615
*	Mellon Bank, N.A	Meridian Income Fund		49,003
*	Mellon Bank, N.A	Old Mut Advisor Funds II Select Growth (Class Z)		1,312
*	Mellon Bank, N.A	Powershares Multi Sector Commodity Power Shares		2,644
*	Mellon Bank, N.A	Profunds Ultra Emerging Markets		2,247
*	Mellon Bank, N.A	Proshares Ultra Basic Mater		4,093
*	Mellon Bank, N.A	Proshares Ultra Finls		22,790
*	Mellon Bank, N.A	Proshares Ultra Real Estate		6,890
*	Mellon Bank, N.A	Proshares Ultrashort Traded Fund		952

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Mellon Bank, N.A	Proshares Ultrashort Finls		$485
*	Mellon Bank, N.A	Proshares Ultrashort S&P 500		2,804
*	Mellon Bank, N.A	Proshares Ultrashort Lehman 20		5,487
*	Mellon Bank, N.A	Proshares Ultrashort Real Estate		1,875
*	Mellon Bank, N.A	Ridgeworth Seix High Yield		11,652,940
*	Mellon Bank, N.A	Rowe T Price Latin American Fund		17,246
*	Mellon Bank, N.A	Royce Opportunity Fund		14,429
*	Mellon Bank, N.A	Rydex Nasdaq-100 Fund		49,100
*	Mellon Bank, N.A	SPDR Gold Shares		11,804
*	Mellon Bank, N.A	SPDR Unit Ser 1 S&P Poors		3,343
*	Mellon Bank, N.A	United States Oil Fund LP units		1,296
*	Mellon Bank, N.A	United States Natural Gas Fund LP units		12,439
*	Mellon Bank, N.A	Vanguard Global Equity Fund		24,468,728
*	Mellon Bank, N.A	Vanguard Fixed Income Inflation Protected Securities		11,711,962
*	Mellon Bank, N.A	Vanguard Specialized Portfolio Reit		10,125,576
*	Mellon Bank, N.A	Vanguard World Growth Fund		20,817
*	Mellon Bank, N.A	Vanguard Windsor Income Fund II		23,816,136
*	Mellon Bank, N.A	Wasatch Advisors Global Technology Fund		5,403
*	Mellon Bank, N.A	Wells Fargo Stable Value Fund		114,145,191
*	Mellon Bank, N.A	Wisdomtree Trust India Earnings Fund		552
*	Mellon Bank, N.A	Wisdomtree Trust International Fund		13,434
*	Mellon Bank, N.A	ACS Stock Fund		30,396,010
*	Mellon Bank, N.A	Lockheed Martin Stock Fund		3,607,107
*	Participant loans at 3.5% to 11.0%		$0	20,376,984

				$622,436,977

*	Denotes a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN
By:	/s/ Lora Villarreal
	Name:	Lora Villarreal
	Title:	Plan Administrator, Executive Vice President and Chief People Officer, ACS, A Xerox Company

Date: June 25, 2010